Exhibit 99.120

July 13, 2020

VIA SEDAR

British Columbia Securities Commission (as principal regulator)
Dear Sirs and Mesdames:

Re:          mCloud Technologies Corp.

We refer to the prospectus supplement dated July 13, 2020 (the "Prospectus Supplement") to the short form base shelf prospectus dated April 28, 2020 for Nunavut and to the amended and restated short form base shelf prospectus dated April 28, 2020 of mCloud Technologies Corp. (the "Company") relating to the distribution of units of the Company.

We hereby consent to the reference to our name on the inside cover page and under the heading "Legal Matters" in the Prospectus Supplement.

We have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinion or that are within our knowledge as a result of services we performed in connection with such opinion

Yours very truly,

(signed) “Owens Wright LLP”
OWENS WRIGHT LLP

300-20 Holly Street, Toronto, Ontario M4S 3B1

Tel: 416.486.9800 | Fax: 416.486.3309

owenswright.com